Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
THIRD QUARTER ENDED November 30, 2017
(Expressed in Canadian dollars)

To our Shareholders:

On September 18, 2017 the Company announced that it had entered into a Definitive Arrangement Agreement with Liquid of Vancouver, Canada whereby LBIX would acquire 100% of Liquid pursuant to a plan of arrangement. Existing LBIX shareholders were anticipated to hold 22.637% and Liquid Shareholders were anticipated to hold 77.363% of the post-transaction entity. For those purposes, existing LBIX shares were valued at $1.50 US. As matters progressed and the transaction evolved, it became apparent that LBIX would have more cash available and that an adjustment of the exchange ratio to account for various transactions was appropriate. Consequently existing LBIX shares will now be valued at $1.78 US and the percentages of the combined entity held by each group of shareholders will be adjusted accordingly.

With the concurrent completion of the Liquid developments described below, it is anticipated that this transaction will now be completed by April 30, 2018.

Non-GAAP Net Income (Loss) before Stock Based Compensation (“SBC”) is determined as follows:

	Q3 2017	Q3 2016	YTD 2017	YTD 2016

Net Income (Loss) from continuing operations	$(352,000)	$(144,000)	$(553,000)	$(530,000)

Add Back SBC	-	-	-	-

Net income (loss) before SBC	$(352,000)	$(144,000)	$(553,000)	$(530,000)

Non-GAAP Net Income (Loss) per share before Stock Based Compensation (“SBC”) is determined as follows:

	Q3 2017	Q3 2016	YTD 2017	YTD 2016

Net Income (Loss) from continuing operations	$(0.13)	$(0.05)	$(0.20)	$(0.19)

Add Back SBC	-	-	-	-

Net income (loss) before SBC	$(0.13)	$(0.05)	$(0.20)	$(0.19)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3 2017	Q3 2016	YTD 2017	YTD 2016

Net Income (Loss) from continuing operations	$(352,000)	$(144,000)	$(553,000)	$(530,000)

Add Back:

Interest, net	(1,000)	-	(17,000)	-

Depreciation and amortization	-	-	1,000	1,000

Non-cash stock based compensation	-	-	-	-

Non-cash income tax expense	-	-	-	-

Total Add Backs	(1,000)	-	(16,000)	1,000

EBITDAS	$(353,000)	$(144,000)	$(569,000)	$(529,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q3 2017	Q3 2016	YTD 2017	YTD 2016

Net Income (Loss) from continuing operations	$(0.13)	$(0.05)	$(0.20)	$(0.19)

Add Back:

Interest, net	-	-	(0.01)	-

Depreciation and amortization	-	-	-	-

Non-cash stock based compensation	-	-	-	-

Non-cash income tax expense	-	-	-	-

Total Add Backs	-	-	(0.01)	-

EBITDAS	$(0.13)	$(0.05)	$(0.21)	$(0.19)

As at November 30, 2017 the Company had 2,802,412 outstanding common shares.

LIQUID:

Today, Liquid issued a News Release that, as it relates to LBIX and the transactions between the parties, the pertinent excerpt is as follows:

“LIQUID MEDIA GROUP ACQUIRES PROVEN GAMING PUBLISHER
MAJESCO ENTERTAINMENT, ANNOUNCES $4M PREFERRED SHARE
FINANCING AND AMMENDS ARRANGEMENT AGREEMENT

“VANCOUVER, BC – January 15, 2017 – Liquid Media Group Ltd. (“LMG” or the “Company”) is pleased to announce that that it has acquired 51 percent of Majesco Entertainment Company, a proven gaming publisher that has had such hits as Zumba and A Boy and His Blob.

“The Board of Directors of LMG is excited to add the Majesco assets to its portfolio of synergistic operations. Majesco is led by its current CEO Jesse Sutton who will now serve as LMG’s Gaming Advisor. LMG will use its production service capabilities to re-release Majesco’s library of gaming assets for all platforms including consoles, PC and mobile and extend Majesco’s assets into film and television verticals. The acquisition of Majesco fulfills LMG’s obligation to acquire a studio under the arrangement agreement with Leading Brands, Inc. (the “Arrangement Agreement”), announced on September 19, 2017.

“LMG is also pleased to announce that it intends to complete a non-brokered private placement of newly created Class B Series I preferred shares (the “Preferred Shares”) for gross proceeds of up to U.S.$4,000,000. LMG has received and accepted a subscription agreement for the entire offering…”

The full text of the Liquid News Release may be found at www.LiquidMediaGroup.co

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in the current year from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2017

January 15, 2018

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2017 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries were involved in the development, production, marketing, and distribution of the Company’s branded beverage products.

The Company sold branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include premium waters.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Results of Operations

Revenue

Revenue from discontinued operations for the three month ended November 30, 2017 was 78,345 compared to $2,534,800 for the same period of the previous year, representing a decrease of $2,456,455. The decrease is due to the Company’s exit from the co-pack business and disposition of the legacy beverage business on September 15, 2017.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended November 30, 2017 increased by $151,601 from $174,325 in the same quarter of the prior year to $325,926.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28/29 (Q4)
	2017	2016	2017	2016	2017	2016	2017	2016
Net sales / revenue from continuing operations	-	-	-	-	-	-	-	-
Net loss from continuing operations	($352,307)	($143,991)	($110,754)	($224,644)	($90,420)	($161,781)	($183,529)	($211,476)
Net income (loss) from discontinued operations	($1,193,334)	($4,829,063)	($620,972)	$76,720	($742,358)	$456,656	($1,500,057)	($283,197)
Net income (loss)	($1,545,641)	($4,973,054)	($731,726)	($147,924)	($832,778)	$294,875	($1,683,586)	($494,673)
Earnings (loss) per share, basic – continuing operations	($0.13)	($0.05)	($0.04)	($0.08)	($0.03)	($0.06)	($0.07)	($0.07)
Earnings (loss) per share, basic – discontinued operations	($0.43)	($1.72)	($0.22)	$0.03	($0.26)	$0.16	($0.54)	($0.10)

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Net income (loss) from
continuing operations	$(352,307)	$(143,991)	$(553,109)	$(530,416)
Interest, net	(873)	-	(17,240)	-
Depreciation and amortization	263	263	789	789
Stock based compensation expense	-	-	-	-
Income taxes	-	-	-	-
EBITDAS	$(352,917)	$(143,728)	$(569,560)	$(529,627)

Related Party Transactions

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30,	November 30,	November 30,	November 30,
		2017	2016	2017	2016

i)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$-	$1,613	$2,812	$3,113

ii)	Incurred bottling services from a company related by a director in common, Ralph McRae	-	87,962	158,983	272,916

iii)	Incurred management service fees with a company related by an officer in common, Ralph McRae	37,500	-	37,500	-

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	-	37,500	-	112,500

On September 15, 2017, the Company entered into an agreement with a company that has certain officers and directors in common with the Company, to dispose of its legacy beverage assets.

Cash flows

Cash provided by (used in):	Nine months ended	Nine months ended
	November 30, 2017	November 30, 2016	Change
Operating activities	$(2,288,372)	$2,363	$(2,290,735)
Investing activities	$(948,817)	$240,602	$(1,189,419)
Financing activities	$-	$(139,789)	$139,789

For the nine months ended November 30, 2017, cash generated from operating activities decreased by $2,290,735.

Cash utilized by investing activities decreased by $1,189,419 compared to the same period of the prior year.

Cash utilized for financing activities was $nil this year.

Liquidity and Capital Resources

Net working capital has decreased by 65.3% since the prior year ended February 28, 2017. As at November 30, 2017, the Company has net working capital of $ 1,382,282 ($3,986,232 at February 28, 2017).

Total Net Working Capital	November 30, 2017	February 28, 2017
Total Current Assets	$1,737,051	$4,891,278
Less: Total Current Liabilities	(354,769)	(905,046)
Total Net Working Capital	$1,382,282	$3,986,232

Considering the positive net working capital position, including the cash on hand at November 30, 2017, the Company believes that it has sufficient working capital.

Contractual Obligations

As of November 30 2017, Company has no contractual obligations other than certain employment arrangements and whatever obligations it may have under the Arrangement Agreement with Liquid.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company are included in the February 28, 2017 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk was primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2017 the Company is exposed to credit risk through the following assets:

	November 30, 2017	February 28, 2017
Trade receivables	$ -	$ 74,865
Other receivables	-	10,763
Allowance for doubtful accounts	-	-
	$ -	$ 85,628

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. Restricted cash is held by the Company's legal counsel in a trust account pursuant to the terms of an Escrow Agreement arising from the disposition of the Company’s legacy beverage business. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist. As of November 30, 2017, trade receivable balance is “Nil” due to sale of legacy beverage operation in September 15, 2017.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements.

Market risk

Currency risk

The Company currently is not engaged in any transactions that contain an element of currency risk.

Interest rate risk

As at November 30, 2017, the Company held no debt such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At January 15, 2018 the Company had 2,802,412 issued and outstanding common shares, 684,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	November 30, 2017	February 28, 2017
ASSETS

Cash	$1,077,839	$4,315,028
Restricted Cash (Note 13)	600,000	-
Accounts receivable	-	85,628
Inventory (Note 2)	-	361,102
Prepaid expenses and deposits (Note 4)	59,212	129,520
	1,737,051	4,891,278

Property, plant and equipment (Note 3)	3,420	765,024
Intangible assets (Note 5)	-	297,189
Assets attributable to discontinued operations (Note 12)	-	26,195

Total Assets	$1,740,471	$5,979,686

LIABILITIES
	$54,769	$605,046
Accounts payable and accrued liabilities
Liabilities attributable to discontinued operations (Note 12)	300,000	300,000

Derivative liability - non-employee stock options (Note 6)	45,475	46,352
	400,244	951,398

SHAREHOLDERS' EQUITY
Share capital (Note 7)
Common shares	31,305,247	31,305,247
Treasury stock	-	-
Additional paid-in capital	19,455,359	19,455,359
Accumulated other comprehensive income - currency translation adjustment	-	577,916
Accumulated deficit	(49,420,379)	(46,310,234)
	1,340,227	5,028,288
Total Liabilities and Shareholders' Equity	$1,740,471	$5,979,686

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30, 2017	November 30 2016	November 30, 2017	November 30, 2016

Gross Revenue	$-	$-	$-	$-

Less: Discount, rebates and slotting fees	-	-	-	-

Net Revenue	-	-	-	-

Cost of sales	-	-	-	-
Operations, selling, general & administration expenses	325,926	174,325	570,437	547,550
Depreciation of property, plant and equipment	263	263	789	789

Interest, net	(873)	-	(17,240)	-
Change in fair value of derivative liability (Note 6)	26,991	(30,597)	(877)	(17,924)

	(352,307)	(143,991)	(553,109)	(530,416)
Net income (loss) before taxes from
continuing operations	(352,307)	(143,991)	(553,109)	(530,416)

Income tax expense	-	-	-	-
Net income (loss) from continuing operations	(352,307)	(143,991)	(553,109)	(530,416)
Net income (loss) from discontinued operations (note 12)	$(1,193,334)	$(4,829,063)	$(2,557,036)	$(4,295,687)

Net income (loss)	$(1,545,641)	$(4,973,054)	$(3,110,145)	$(4,826,103)

Basic earnings (loss) per common share

Continuing operations	$(0.13)	$(0.05)	$(0.20)	$(0.19)

Discontinued operations	(0.42)	(1.72)	(0.91)	(1.52)
Net basic earnings (loss) per common share	$(0.55)	$(1.77)	$(1.11)	$(1.71)

Diluted earnings (loss) per common share

Continuing operations	$(0.13)	$(0.05)	$(0.20)	$(0.19)

Discontinued operations	(0.42)	(1.72)	(0.91)	(1.52)
Net diluted earnings (loss) per common share	$(0.55)	$(1.77)	$(1.11)	$(1.71)

Weighted average common shares outstanding
Basic	2,802,412	2,802,412	2,802,412	2,826,614
Diluted	2,802,412	2,802,412	2,802,412	2,826,614

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Nine months ended
	November 30, 2017	November 30, 2016
Cash provided by (used in)

Operating activities
Net loss from continuing operations	$(553,109)	$(530,416)
Net loss from discontinued operations	(2,557,036)	(4,295,687)
Net loss for the period	(3,110,145)	(4,826,103)
Items not involving cash
Depreciation of property, plant and equipment	74,135	514,283
Amortization of leasehold inducement	-	(3,638)
Loss on disposal of assets	752	1,493,309
Loss on sale of legacy beverage operations	1,071,396	-
Stock-based compensation	-	-
Change in derivative liability (Note 6)	(877)	(17,924)
Change in deferred tax asset	-	2,480,257
Changes in non-cash operating working capital items
Accounts receivable, net	(53,808)	(59,043)
Inventory, net	102,137	357,946
Prepaid and other assets	41,187	187,426
Accounts payable	(413,149)	(124,150)
	(2,288,372)	2,363
Investing activities
Purchase of capital assets	-	(10,451)
Purchase of intangible assets	(20,053)	(112,721)
Proceeds on sale of capital assets	11,000	363,774
Cash outflow on business disposition	(339,764)	-
Restricted cash pursuant to escrow agreement	(600,000)	-
	(948,817)	240,602
Financing activities
Repurchase of common shares	-	(139,789)
Issue of common shares	-	-
Repayment of long-term debt	-	-
	-	(139,789)

Increase (decrease) in cash	(2,637,189)	103,176

Cash, beginning of period	4,315,028	282,819

Cash, end of period	1,077,839	$385,995

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$17,240	$-
Interest paid	$-	$-

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	November 30, 2017		November 30, 2016
	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,802,412	$31,305,247	2,859,837	$31,946,732
Shares issued during the period	-	-	-	-
Shares cancelled during the period	-	-	(57,425)	(641,485)
	2,802,412	$31,305,247	2,802,412	$31,305,247
Treasury Stock
Beginning of period		$-		$-
Shares issued during the period		-		(641,485)
Shares cancelled during the period		-		641,485
		$-		$-
Additional Paid-In Capital
Beginning of period		$19,455,359		$18,953,663
Shares cancelled during the period		-		501,696
Stock based compensation on issued options		-		-
Exercise of stock options		-		-
		$19,455,359		$19,455,359
Accumulated Other Comprehensive Income
Beginning of period		$577,916		$577,916
Foreign exchange translation adjustment		(577,916)		-
		$-		$577,916
Accumulated Deficit
Beginning of period		$(46,310,234)		$(39,800,545)
Net income (loss)		(3,110,145)		(4,826,103)
		$(49,420,379)		$(44,626,648)

Total Shareholders’ Equity		$1,340,227		$6,711,874

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended November 30, 2017
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries were involved in the development, marketing, and distribution of the Company’s branded beverage products. As of September 18, 2017 the Company decided to exit the beverage business and pursue the production of film, television and gaming content via the acquisition of Liquid pursuant to a plan of arrangement.

Basis of Presentation
The accompanying audited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial statements.

These consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2017.

Interim Financial Reporting
These unaudited consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2017. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results were impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	November 30, 2017	February 28, 2017
Finished goods	$-	$279,666
Raw materials	-	81,436
	$-	$361,102

3. PROPERTY, PLANT AND EQUIPMENT

November 30, 2017

	Cost	Accumulated	Net
Depreciation &
Impairment
Plant and equipment	$-	$-	$-
Buildings	-	-	-
Automotive equipment	-	-	-
Land	-	-	-
Land improvements	-	-	-
Leasehold improvements	-	-	-
Furniture and fixtures	59,190	58,780	410
Computer hardware and software	271,176	268,166	3,010
	$330,366	$326,946	$3,420

3. PROPERTY, PLANT AND EQUIPMENT (continued)

	February 28, 2017

	Cost	Accumulated	Net
		Depreciation &
		Impairment
Plant and equipment	$379,688	$94,431	$285,257
Buildings	-	-	-
Automotive equipment	61,550	38,251	23,299
Land	-	-	-
Land improvements	-	-	-
Leasehold improvements	500,724	220,510	280,214
Furniture and fixtures	212,652	187,768	24,884
Computer hardware and software	1,761,497	1,610,127	151,370
	$2,916,111	$2,151,087	$765,024

4. PREPAID EXPENSES AND DEPOSITS

	November, 2017	February 28, 2017
Slotting fees	$-	$3,792
Insurance premiums	55,730	52,561
Rental deposits and other	3,482	99,362
	59,212	$155,715

Attributable to discontinued operations	$-	26,195
Attributable to continuing operations	$59,212	129,520

5. INTANGIBLE ASSETS

November 30, 2017
	Cost	Amortization	Net
Brand license and patent	$-	$-	$-

	February 28, 2017
	Cost	Amortization	Net
Brand license and patent	$331,037	$33,848	$297,189

6. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	November 30, 2017	February 28, 2017
Derivative liability, beginning of period	$18,484	$59,990
Warrants issued during the period	-	-
Change in fair value of non-employee options	26,991	(13,638)
Derivative liability, end of period	$45,475	$46,352

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at November 30, 2017 were as follows: (1) risk-free rate of 1.09%; (2) dividend yield of nil; (3) an expected volatility of 68.8%; (4) an expected life of 25 months; and (5) an exercise price of USD $2.82.

7. SHARE CAPITAL

As of November 30, 2017 the Company had outstanding 2,802,412 common shares.

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD
Options outstanding as at February 28, 2017	868,000	$2.94
Options granted first quarter	-	$-
Options cancelled first quarter	(174,000)	$3.07
Options outstanding as at May 31, 2017	694,000	$2.86
Options granted second quarter	-	$-
Options cancelled second quarter	-	$-
Options outstanding as at August 31, 2017	694,000	$2.86
Options granted third quarter	-	-
Options cancelled third quarter	(10,000)	$15.75
Options outstanding as at November 30, 2017	684,000	$2.67

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30,	November 30,	November 30,	November 30,
		2017	2016	2017	2016

i)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$-	$1,613	$2,812	$3,113

ii)	Incurred bottling services from a company related by a director in common, Ralph McRae	-	87,962	158,983	272,916

iii)	Incurred management service fees with a company related by an officer in common, Ralph McRae	37,500	-	37,500	-

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	-	37,500	-	112,500

On September 15, 2017, the Company entered into an agreement with a company that has certain officers and directors in common with the Company, to dispose of its legacy beverage asset (see Note 12).

9. COMMITMENTS AND CONTINGENCIES

The Company has no committed to any agreements and operating leases.

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity and cash. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

11. SEGMENTED INFORMATION

The Company operates in one industry segment being the distribution of beverages. The Company’s principal operations are comprised of a distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

12. DISCONTINUED OPERATIONS

On December 15, 2016 the Company approved the discontinuation of all activities relating to the Company’s co-packing operations. As a result the co-packing operations have ceased and all assets have been liquidated and all liabilities will be settled. All costs associated with the discontinuation were recorded as of February 28, 2017.

On September 15, 2017 the Company has disposed of its legacy beverage assets to a company that has certain officers and directors in common with the Company for $325,000, which amount is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments. All costs associated with the discontinuation were recorded as of November 30, 2017.

In conjunction with the discontinuance of the co-packing operations and legacy beverage sales the Company has presented the assets and liabilities under the captions “assets of discontinued operations” and “liabilities of discontinued operations” respectively in the accompanying balance sheets as at November 30, 2017 and February 28, 2017, and consist of the following:

Assets of discontinued operations:	November 30, 2017	February 28, 2017
Accounts Receivable	$-	$-
Prepaid expenses and deposits	-	26,195
Total current assets	-	26,195
Property, plant and equipment	-	-
Deferred tax assets	-	-
Total assets	$-	$26,195

Liabilities of discontinued operations:
Accounts payable and accrued liabilities	$300,000	$300,000
Lease inducement	-	-
Total liabilities	$300,000	$300,000

Amounts presented for the quarters and nine months ended November 30, 2017 and November 30, 2016 have been reclassified to conform to the current presentation. The following table provides the amounts reclassified for the periods then ended:

	Three months ended		Nine months ended
Amounts reclassified	November 30,	November 30,	November 30,	November 30,
	2017	2016	2017	2016
Gross Revenue	$78,345	$2,534,800	$1,090,788	$8,795,677
Less: Discounts, rebates slotting fees	(18,473)	(139,036)	(291,688)	(579,805)
Net Revenue	59,872	2,395,764	799,100	8,215,872

Cost of sales	80,504	2,010,149	878,173	5,725,900
Selling, general, and administrative	90,548	752,240	1,331,919	2,298,610
Loss on disposal of assets	-	-	752	(279,505)
Loss on asset adjustments	-	1,772,814	-	1,772,814
Loss on disposition of legacy beverage operations	1,071,946	-	1,071,946	-
Depreciation of property, plant, equipment and intangible assets	10,208	199,190	73,346	513,493
	(1,253,206)	4,734,393	(3,356,136)	10,031,312
Net Income (loss) before taxes	(1,193,334)	(2,338,629)	(2,557,036)	(1,815,440)
Income tax provision (recovery)	-	2,490,435	-	2,480,257
Total amount reclassified as discontinued operations	$(1,193,334)	$(4,829,063)	(2,557,036)	(4,295,697)

13. Restricted Cash

Restricted cash is held by the Company’s legal counsel in a trust account pursuant to the term of an Escrow Agreement arising from the disposition of the Company’s legacy beverage business.

LEADING BRANDS, INC. AT A GLANCE

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:        1-866-685-5200
Website:         www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200
Toll free: 1-866-685-5200
www.LBIX.com